Via EDGAR

Tracey Houser

Jeanne Baker

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street NE
Washington, D.C., 20549

June 23, 2020

Re:	ICL Group Ltd. Form 20-F for the Year Ended December 31, 2019 Filed March 5, 2020 File No. 001-13742

Ladies and Gentlemen:

ICL Group Ltd. (the “Company”) is in receipt of the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter from Tracey Houser and Jeanne Baker, dated June 15, 2020 (the “Comment Letter”) relating to the Company’s annual report on Form 20-F for the year ended December 31, 2019 (the “2019 Form 20-F”).

Below is the Company’s response to the Staff’s comment in the Comment Letter. The Staff’s comment is set forth below followed by the Company’s response.

Form 20-F for Fiscal Year Ended December 31, 2019

Note 3 – Significant Accounting Policies

K. Revenue Recognition, page F-31

1.	Please expand your disclosure to provide company-specific information for your performance obligations, including (a) the nature of the goods or services promised; (b) the timing of when you recognize revenue (i.e., point in time or over time); and (c) the typical payment terms. Also, provide disclosure for each type of variable consideration included in the transaction price and significant judgment used in the application of IFRS 15.

Response to Comment No. 1:

The Company would like to thank the Staff for its comment. We note that with respect to the Company's specific information about its performance obligations, the Company's revenues are primarily derived from a single performance obligation to sell goods which is recognized in a point in time, generally upon shipment or when accepted by the customer. The variable considerations at ICL, which are mainly trade discounts, commercial returns and volume rebates, are not material. The Company does not exercise significant judgment in the application of IFRS 15. We have reviewed our disclosure and propose the following modified wording to be incorporated into subsequent annual filings beginning with the Company’s annual report on Form 20-F for the fiscal year ending December 31, 2020.

"K. Revenue Recognition

Identifying a contract

ICL accounts for a contract with a customer only when the following conditions are met: (a) The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them; (b) ICL can identify the rights of each party in relation to the goods that will be transferred; (c) ICL can identify the payment terms for the goods that will be transferred; (d) The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and (e) It is probable that the consideration, to which ICL is entitled to in exchange for the goods transferred to the customer, will be collected.

For the purpose of clause (e) above, ICL takes into consideration its past experience with the customer, the financial stability information over the customer, the status and existence of sufficient collateral and the percentage of the advance payments received.

Identifying performance obligations

ICL is a global specialty minerals and chemicals company engaged in the sale of various goods produced in its different segments of operations. ICL's contracts primarily derived from a single performance obligation to deliver the product specified in the contract. For additional information about the Company's products, see Note 5 – Operating Segments.

Determining the transaction price

ICL's transaction price is the amount of the consideration specified in the contract with the customer which it expects to be entitled in exchange for the goods promised to the customer, other than amounts collected for third parties. The variable considerations at ICL, which are mainly trade discounts, commercial returns and volume rebates, have no material impact on the Company's financial statements.

Satisfaction of performance obligation

Revenue is recognized at the point in time when the Company transfers control over promised goods to the customer. The transfer of control over goods to a customer generally takes place upon shipment or when accepted by the customer, as provided for in the sales contract.

Payment terms

ICL has various payment terms which are aligned with the acceptable commercial conditions in the relevant markets. ICL's policy is to engage in agreements with payment terms not exceeding one year, and applies the practical expedient included in the standard to not separate a significant financing component where the difference between the time of receiving payment and the time of transferring the goods to the customer is one year or less.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at +972-3- 6844440.

* * *

Sincerely

/s/ Kobi Altman

Kobi Altman
Chief Financial Officer

cc: Michael Kaplan, Davis Polk & Wardwell LLP